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                                                                     EXHIBIT 5.1

                             [GLOBAL VILLAGE LOGO]


FOR IMMEDIATE RELEASE

CONTACTS:

Heidi Palmer                                Gale Blackburn
Global Village                              Boca Research
(408) 523-2204                              (561) 997-6227 ext. 305
email: heidi_palmer@globalvillage.com       email: galeb@bocaresearch.com
http://www.globalvillage.com                http://www.bocaresearch.com



            BOCA RESEARCH TO ACQUIRE GLOBAL VILLAGE MODEM BUSINESS

      Retained Global Village business to be restructured under new name and focus on growing small office networking market

BOCA RATON, FL and SUNNYVALE, CA, March 31, 1998 -- Boca Research, Inc. (NASDAQ:BOCI) and Global Village Communication, Inc. (NASDAQ:GVIL) today announced the signing of a definitive agreement whereby Boca Research will purchase all of the assets relating to the Global Village modem business for $10 million in cash and notes, plus the assumption of certain liabilities. Boca Research will also receive a warrant to purchase up to 425,000 shares of Global Village common stock. For the calendar year 1997, Global Village had revenues of $68 million, most of which came from its modem products.

    The sale will include a transfer to Boca Research of Global Village intellectual property, including exclusive rights to the Global Village name, logo and trademarks, as well as the inventory, receivables and other assets of the modem business. In addition, the sale will include Global Village distribution and OEM agreements associated with the TelePort, PC Cards, GlobalFax, GlobalTransfer, and FaxWorks personal edition communications products.

    It is currently anticipated that Boca Research will finance the purchase price with cash balances and bank financing. David Manovich, former senior vice president, international sales and support for Apple Computer, Inc., has been retained to facilitate the transition of the Global Village business to Boca Research.

    It is anticipated that approximately 60 people from Global Village will join the Boca Research team. The transaction, which is subject to approval by stockholders of Global Village and other standard closing conditions, is expected to close in June 1998.

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BOCA RESEARCH TO ACQUIRE GLOBAL VILLAGE MODEM BUSINESS                    PAGE 2


     "The Global Village modem business is an excellent fit with ours and completely incremental to our revenue," said Tony Zalenski, president and chief executive officer of Boca Research. "We're taking advantage of the consolidation occurring in the modem industry while striving to improve our operation and manufacturing efficiencies, engineering and product depth, distribution clout and financial performance. This acquisition is part of our short term tactical plan to acquire a new customer base and a manufacturing opportunity, adding volume to our factory. Global Village is the market leader for the Apple Macintosh modem market, whose customers have come to count on Global Village for reliability and ease-of-use.

     "We also look forward to enhancing our product line with expanded offerings in the Internet access device and ADSL markets through the use of key technologies and software engineering expertise we're acquiring," Zalenski continued. "We plan to leverage the Global Village name throughout our markets, and we are strongly committed to the continued support of their customers worldwide. For Global Village customers, it will be business as usual. We are pleased to welcome them and the Global Village employees to the Boca Research family," he concluded. Global Village products will continue to be marketed under the Global Village name and Boca Research will honor all Global Village product warranties, upgrades and rebates.

     "The reputation of Global Village's award-winning communication products and development teams, coupled with the high manufacturing volume of Boca Research and breadth of Windows products, creates a stronger, more powerful entity," said Neil Selvin, president and chief executive officer of Global Village Communication. "This transition will ensure that Global Village customers will continue to see an ongoing stream of new products, engineered with the same attention to ease of use and reliability that has always been a Global Village hallmark," said Selvin. "Our modem technology and products, our distribution channels, and our millions of end users will be in excellent hands. Both companies anticipate that customers and channel partners will experience a relatively seamless transition and integration."

     Global Village's remaining business will be restructured to focus on a new communication server family of products designed for use in small and medium size offices. (See separate press release "Global Village Unveils New Corporate Strategy for Small and Medium Office Networking Market..." issued today, March 31, 1998 at approximately 8:30 a.m. Pacific time/11:30 a.m. Eastern time.) Upon completion of the transaction, the company will be renamed, and its stock will trade
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BOCA RESEARCH TO ACQUIRE GLOBAL VILLAGE MODEM BUSINESS                    PAGE 3

on NASDAQ under a new ticker symbol. Global Village expects to incur restructuring charges of approximately $400,000 for severance compensation associated with a reduction in force of approximately 25 employees. Global Village anticipates that it may incur additional restructuring-related charges, and the amount of any such charges will be established as the details of the restructuring are finalized.

CONFERENCE CALL SCHEDULED

     The management of both companies will host a teleconference to discuss this news with investors and analysts today at 10:00 a.m. Pacific time/1:00 p.m. Eastern time. If you would like to listen to the call, please dial 913-981-5509 approximately 10 minutes in advance. The conference call can be replayed for 48 hours beginning at 1:00 p.m. Pacific time today by calling 402-220-1022.

ABOUT GLOBAL VILLAGE COMMUNICATION

     With over 8 million customers, Global Village Communication, Inc. (NASDAQ: GVIL) is a leading supplier of integrated communication solutions for Windows and Macintosh personal computer users. Global Village sells its products directly and through leading VARs, retailers and distributors worldwide. For more information, please visit the Global Village web site at http://www.globalvillage.com.

ABOUT BOCA RESEARCH

     Founded in 1985, Boca Research (NASDAQ:BOCI) designs, manufactures, markets and supports quality, cost-effective data communications, videoconferencing, multimedia and networking products to facilitate the transmission of information on personal computers, computer networks, and the Internet. The company sells its products worldwide through distributors, original equipment manufacturers (OEMs) and retailers. Boca Research is a U.S. corporation headquartered in Boca Raton, Florida with international operations and ventures worldwide.
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BOCA RESEARCH TO ACQUIRE GLOBAL VILLAGE MODEM BUSINESS                PAGE 4

Portions of this news release contain forward-looking statements. Investors are cautioned that all forward-looking statements involve risks and uncertainties. Specifically, the agreement among the parties is subject to certain closing conditions, including the receipt of consents for both companies' lenders, no material adverse change in the companies' businesses, and the approval of Global Village stockholders.